Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

August 6, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:	Cenveo, Inc.
Amendment No. 2 to Form S-4 Filed July 30, 2009 by Cenveo, Inc.
File No. 333-159515

Ladies and Gentlemen:

On behalf of our client, Cenveo, Inc. (“Cenveo”), set forth below are responses to the comments that we received by telephone from John Dana Brown of the Staff of the Securities and Exchange Commission on August 6, 2009 regarding the above-captioned registration statement/prospectus filed by Cenveo under the Securities Act of 1933, as amended:

1.           Set forth below is the revised text of the caption for the first risk factor that would appear in the final prospectus:

“Nashua and Cenveo have not received an opinion of counsel that the merger will qualify as a reorganization and will not know whether the merger qualifies as a “reorganization” until the closing date of the merger.  If the merger does not qualify as a “reorganization,” the merger would generally be fully taxable to Nashua’s shareholders.”

2.           The language in the last sentence of the first paragraph on page 46 of the prospectus included in Amendment No. 2 to the above-captioned registration statement under the caption “The Merger -- Interests of Nashua’s Directors and Executive Officers in the Merger” would be modified to read in its entirety as follows:

“These interests, as of July 27, 2009, are described below.”

On behalf of Cenveo, in the event the Staff has no comments with respect to the above language, Cenveo has represented that such language will be included in the final prospectus.

* * * * *

Please call Kenneth A. Lefkowitz at (212) 837-6557 or Charles A. Samuelson at (212) 837-6454 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

/s/ Kristy A. Chattaway
Kristy A. Chattaway
cc:           Cenveo, Inc.
Nashua Corporation
Kenneth A. Lefkowitz
Charles A. Samuelson
Philip P. Rossetti